November 8, 2011

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re: American Mining Corporation

EIN: 20-3373669

Commissioners:

We were previously the principal accountants for American Mining Corporation. We have not reported on the financial statements of American Mining Corporation. We have not provided any audit services to American Mining Corporation. Effective November 8, 2011, we were dismissed as the principal accountants.

We have read the Company's statements included under Item 4.1 of its Form 8-K dated November 8, 2011. We agree with the statements concerning our Firm in Item 4.1 of the Form 8-K. We have no basis on which to agree or disagree with other statements made in the Form 8-K.

Very truly yours,

MNP LLP

Vancouver, BC

ACCOUNTING › CONSULTING › TAX

2300, 1055 DUNSMUIR STREET, BOX 49148, VANCOUVER, BC V7X 1J1

1.877.688.8408 P: 604.685.8408 F: 604.685.8594 mnp.ca